UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

YuMe, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

98872B 104

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Khosla Ventures II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,541,709 (2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,541,709 (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,541,709(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.0% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	This statement on Schedule 13G is filed by Khosla Ventures II, L.P. (“KV II”), Khosla Ventures Associates II, LLC (“KVA II”), Khosla Ventures III, L.P. (“KV III”), Khosla Ventures Associates III, LLC (“KVA III”), Khosla Ventures Seed, L.P. (“KV Seed”), Khosla Ventures Seed Associates, LLC (“KVSA”), Khosla Ventures Seed Side Fund, L.P. (“KV SSF”), Khosla Ventures Seed Side Fund Associates, LLC (“KVSFA”), Vinod Khosla (“Khosla”) and VK Services, LLC (“VK Services,” together with KV II, KVA II, KV III, KVA III, KV Seed, KVSA, KV SSF, KVSFA and Khosla collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Consists of (i) 3,368,029 shares held by KV II, (ii) 108,622 shares held by certain affiliates of the Reporting Persons that are subject to the voting and investment control of certain of the Reporting persons and (iii) 65,058 shares held by David Weiden (a director of the Issuer) that are subject to the voting and investment control of certain of the Reporting Persons. Khosla is the managing member of VK Services, which serves as the manager of KVA II, which serves as the general partner of KV II. As such, each of KVA II, VK Services and Khosla possesses power to direct the voting and disposition of the shares owned by KV II, and each of KVA II, VK Services and Khosla may be deemed to have indirect beneficial ownership of such shares.
(3)	This percentage set forth on the cover sheets are calculated based on 31,930,819 shares of the Common Stock reported to be outstanding as of October 31, 2013 as set forth in the Issuer’s Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission (“SEC”) on November 14, 2013 (the “Quarterly Report”).

1	NAMES OF REPORTING PERSONS Khosla Ventures Associates II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,541,709 (2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,541,709 (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,541,709 (2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.0% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Consists of (i) 3,368,029 shares held by KV II, (ii) 108,622 shares held by certain affiliates of the Reporting Persons that are subject to the voting and investment control of certain of the Reporting persons and (iii) 65,058 shares held by David Weiden (a director of the Issuer) that are subject to the voting and investment control of certain of the Reporting Persons. Khosla is the managing member of VK Services, which serves as the manager of KVA II, which serves as the general partner of KV II. As such, each of VK Services and Khosla possesses power to direct the voting and disposition of the shares beneficially owned by KVA II and each of VK Services and Khosla may be deemed to have indirect beneficial ownership of such shares. KVA II holds no shares of the Issuer directly.
(3)	This percentage set forth on the cover sheets are calculated based on 31,930,819 shares of the Common Stock reported to be outstanding as of October 31, 2013 as set forth in the Issuer’s Quarterly Report.

1	NAMES OF REPORTING PERSONS Khosla Ventures III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,025,313 (2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,025,313 (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,025,313 (2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.1% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Consists of 1,025,313 shares held by KV III. Khosla is the managing member of VK Services, which serves as the manager of KVA III, which serves as the general partner of KV III. As such, each of KVA III, VK Services and Khosla possesses power to direct the voting and disposition of the shares owned by KV III, and each of KVA III, VK Services and Khosla may be deemed to have indirect beneficial ownership of the shares owned by KV III.
(3)	This percentage set forth on the cover sheets are calculated based on 31,930,819 shares of the Common Stock reported to be outstanding as of October 31, 2013 as set forth in the Issuer’s Quarterly Report.

1	NAMES OF REPORTING PERSONS Khosla Ventures Associates III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,025,313 (2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,025,313 (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,025,313 (2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.1% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Consists of 1,025,313 shares held by KV III. Khosla is the managing member of VK Services, which serves as the manager of KVA III, which serves as the general partner of KV III. As such, each of VK Services and Khosla possesses power to direct the voting and disposition of the shares beneficially owned by KVA III, and each of VK Services and Khosla may be deemed to have indirect beneficial ownership of such shares. KVA III holds no shares of the Issuer directly.
(3)	This percentage set forth on the cover sheets are calculated based on 31,930,819 shares of the Common Stock reported to be outstanding as of October 31, 2013 as set forth in the Issuer’s Quarterly Report.

1	NAMES OF REPORTING PERSONS Khosla Ventures Seed, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 347,134 (2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 347,134 (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 347,134 (2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.1% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Consists of 347,134 shares held by KV Seed. Khosla is the managing member of VK Services, which serves as the manager of KVSA, which serves as the general partner of KV Seed. As such, each of KVSA, VK Services and Khosla possesses power to direct the voting and disposition of the shares owned by KV Seed, and each of KVSA, VK Services and Khosla may be deemed to have indirect beneficial ownership of the shares owned by KV Seed.
(3)	This percentage set forth on the cover sheets are calculated based on 31,930,819 shares of the Common Stock reported to be outstanding as of October 31, 2013 as set forth in the Issuer’s Quarterly Report.

1	NAMES OF REPORTING PERSONS Khosla Ventures Seed Associates, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 347,134 (2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 347,134 (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 347,134 (2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.1% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Consists of 347,134 shares held by KV Seed. Khosla is the managing member of VK Services, which serves as the manager of KVSA, which serves as the general partner of KV Seed. As such, each of VK Services and Khosla possesses power to direct the voting and disposition of the shares beneficially owned by KVSA, and each of VK Services and Khosla may be deemed to have indirect beneficial ownership of such shares. KVSA holds no shares of the Issuer directly.
(3)	This percentage set forth on the cover sheets are calculated based on 31,930,819 shares of the Common Stock reported to be outstanding as of October 31, 2013 as set forth in the Issuer’s Quarterly Report.

1	NAMES OF REPORTING PERSONS Khosla Ventures Seed Side Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 173,567 (2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 173,567 (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 173,567 (2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.5% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Consists of 173,567 shares held by KV SSF. Khosla is the managing member of VK Services, which serves as the manager of KVSFA, which serves as the general partner of KVSSF. As such, each of KVSFA, VK Services and Khosla possesses power to direct the voting and disposition of the shares owned by KV SSF, and each of KVSFA, VK Services and Khosla may be deemed to have indirect beneficial ownership of the shares owned by KV SSF.
(3)	This percentage set forth on the cover sheets are calculated based on 31,930,819 shares of the Common Stock reported to be outstanding as of October 31, 2013 as set forth in the Issuer’s Quarterly Report.

1	NAMES OF REPORTING PERSONS Khosla Ventures Seed Side Fund Associates, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 173,567 (2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 173,567 (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 173,567 (2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.5% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Consists of 173,567 shares held by KV SSF. Khosla is the managing member of VK Services, which serves as the manager of KVSFA, which serves as the general partner of KV SSF. As such, each of VK Services and Khosla possesses power to direct the voting and disposition of the shares beneficially owned by KVSFA, and each of VK Services and Khosla may be deemed to have indirect beneficial ownership of such shares. KVSFA holds no shares of the Issuer directly.
(3)	This percentage set forth on the cover sheets are calculated based on 31,930,819 shares of the Common Stock reported to be outstanding as of October 31, 2013 as set forth in the Issuer’s Quarterly Report.

1	NAMES OF REPORTING PERSONS VK Services, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,147,018 (2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,147,018 (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,147,018 (2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.9% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Consists of (i) 3,368,029 shares held by KV II, (ii) 108,622 shares held by certain affiliates of the Reporting Persons that are subject to the voting and investment control of certain of the Reporting persons and (iii) 65,058 shares held by David Weiden (a director of the Issuer) that are subject to the voting and investment control of certain of the Reporting Persons, (iv) 1,025,313 shares held by KV III, (v) 347,134 shares held by KV Seed, (vi) 173,567 shares held by KV SSF and (vii) 59,295 shares held by VK Services. Khosla is the managing member of VK Services, which serves as the manager of KVA II, KVA III, KVSA and KVSFA, which serve as the general partner of KV II, KV III, KV Seed and KV SSF, respectively. As such, each of VK Services and Khosla possesses power to direct the voting and disposition of the shares owned by the holders set forth above, and each of VK Services and Khosla may be deemed to have indirect beneficial ownership of such shares.
(3)	This percentage set forth on the cover sheets are calculated based on 31,930,819 shares of the Common Stock reported to be outstanding as of October 31, 2013 as set forth in the Issuer’s Quarterly Report.

1	NAMES OF REPORTING PERSONS Vinod Khosla
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,147,018 (2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,147,018 (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,147,018 (2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.9% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Consists of (i) 3,368,029 shares held by KV II, (ii) 108,622 shares held by certain affiliates of the Reporting Persons that are subject to the voting and investment control of certain of the Reporting persons and (iii) 65,058 shares held by David Weiden (a director of the Issuer) that are subject to the voting and investment control of certain of the Reporting Persons, (iv) 1,025,313 shares held by KV III, (v) 347,134 shares held by KV Seed, (vi) 173,567 shares held by KV SSF and (vii) 59,295 shares held by VK Services. Khosla is the managing member of VK Services, which serves as the manager of KVA II, KVA III, KVSA and KVSFA, which serve as the general partner of KV II, KV III, KV Seed and KV SSF, respectively. As such, Khosla possesses power to direct the voting and disposition of the shares owned by the holders set forth above, and Khosla may be deemed to have indirect beneficial ownership of such shares. Khosla holds no shares of the Issuer directly.
(3)	This percentage set forth on the cover sheets are calculated based on 31,930,819 shares of the Common Stock reported to be outstanding as of October 31, 2013 as set forth in the Issuer’s Quarterly Report.

Item 1(a).	Name of Issuer:

YuMe, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Officers:

1204 Middlefield Road

Redwood City, California 94063

Item 2(a).	Name of Person(s) Filing:

Khosla Ventures II, L.P. (“KV II”)

Khosla Ventures Associates II, LLC (“KVA II”)

Khosla Ventures III, L.P. (“KV III”)

Khosla Ventures Associates III, LLC (“KVA III”)

Khosla Ventures Seed, L.P. (“KV Seed”)

Khosla Ventures Seed Associates, LLC (“KVSA”)

Khosla Ventures Seed Side Fund, L.P. (“KV SSF”)

Khosla Ventures Seed Side Fund Associates, LLC (“KVSFA”)

VK Services, LLC (“VK Services”)

Vinod Khosla (“Khosla”)

Item 2(b).	Address of Principal Business Office:

Khosla Ventures

2128 Sand Hill Road

Menlo Park, California 94025

Item 2(c).	Citizenship:

KV II	Delaware, United States of America

KVA II	Delaware, United States of America

KV III	Delaware, United States of America

KVA III	Delaware, United States of America

KV Seed	Delaware, United States of America

KVSA	Delaware, United States of America

KV SSF	Delaware, United States of America

KVSFA	Delaware, United States of America

VK Services	Delaware, United States of America

Khosla	United States of America

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share.

Item 2(e).	CUSIP Number:

98872B 104

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4(a).	Amount Beneficially Owned:

Item 4(b).	Percent of Class:

Item 4(c).	Number of shares as to which such persons have:

The following information with respect to the beneficial ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2013:

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power (1)	Sole Dispositive Power	Shared Dispositive Power (1)	Beneficial Ownership (1)	Percentage of Class (1, 3)
KV II	3,368,029	0	3,541,709	0	3,541,709	3,541,709	10.0%
KVA II (2)	0	0	3,541,709	0	3,541,709	3,541,709	10.0%
KV III	1,025,313	0	1,025,313	0	1,025,313	1,025,313	3.1%
KVA III (2)	0	0	1,025,313	0	1,025,313	1,025,313	3.1%
KV Seed	347,134	0	347,134	0	347,134	347,134	1.1%
KVSA (2)	0	0	347,134	0	347,134	347,134	1.1%
KV SSF	173,567	0	173,567	0	173,567	173,567	0.5%
KVSFA (2)	0	0	173,567	0	173,567	173,567	0.5%
VK Services (2)	59,295	0	5,147,018	0	5,147,018	5,147,018	13.9%
Khosla (2)	0	0	5,147,018	0	5,147,018	5,147,018	13.9%

(1)	Represents the number of shares of Common Stock and the number of shares of Common Stock issuable upon exercise of options that are exercisable within 60 days of the date of this statement on Schedule 13G (“Securities”) currently beneficially owned by the Reporting Persons.

(2)	VK Services serves as the manager of KVA II, KVA III, KVSA and KVSFA, which serve as the general partner of KV II, KV III, KV Seed and KV SSF, respectively. As such, VK Services possesses power to direct the voting and disposition of certain of the Securities owned by KV II, KV III, KV Seed, KV SSF and certain affiliates of the Reporting Persons, and VK Services may be deemed to have indirect beneficial ownership of such Securities. Khosla serves as the manager of VK Services. As such, Khosla possesses power to direct the voting and disposition of certain of the Securities owned by KV II, KV III, KV Seed, KV SSF, VK Services and such affiliates of the Reporting Persons, and may be deemed to have indirect beneficial ownership of such Securities. KVA II, KVA III, KVSA, KVSFA and Khosla hold no Securities of the Issuer directly.

(3)	This percentage set forth on the cover sheets are calculated based on 31,930,819 shares of the Common Stock reported to be outstanding as of October 31, 2013 as set forth in the Issuer’s Quarterly Report.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof, the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: Feburary 11, 2014

KHOSLA VENTURES II, L.P.

By:	Khosla Ventures Associates II, LLC, a Delaware limited liability company and general partner of Khosla Ventures II, LP

By:	/s/ Vinod Khosla
Vinod Khosla, Managing Member

KHOSLA VENTURES ASSOCIATES II, LLC

By:	/s/ Vinod Khosla
Vinod Khosla, Managing Member

KHOSLA VENTURES III, L.P.

By:	Khosla Ventures Associates III, LLC, a Delaware limited liability company and general partner of Khosla Ventures III, LP

By:	/s/ Vinod Khosla
Vinod Khosla, Managing Member

KHOSLA VENTURES ASSOCIATES III, LLC

By:	/s/ Vinod Khosla
Vinod Khosla, Managing Member

KHOSLA VENTURES SEED, L.P.

By:	Khosla Ventures Seed Associates, LLC, a Delaware limited liability company and general partner of Khosla Ventures Seed, LP

By:	/s/ Vinod Khosla
Vinod Khosla, Managing Member

KHOSLA VENTURES SEED ASSOCIATES, LLC

By:	/s/ Vinod Khosla
Vinod Khosla, Managing Member

KHOSLA VENTURES SEED SIDE FUND, L.P.

By:	Khosla Ventures Seed Side Fund Associates, LLC, a Delaware limited liability company and general partner of Khosla Ventures Seed Side Fund, LP

By:	/s/ Vinod Khosla
Vinod Khosla, Managing Member

KHOSLA VENTURES SEED SIDE FUND ASSOCIATES, LLC

By:	/s/ Vinod Khosla
Vinod Khosla, Managing Member

VK SERVICES, LLC

By:	/s/ Vinod Khosla
Vinod Khosla, Manager

/s/ Vinod Khosla
Vinod Khosla

Exhibit(s):

99.1:	Joint Filing Statement